SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
Final Amendment

inTEST Corporation.
(Name of Issuer)

Common Stock, par value $0.01 per share
(Title of Class of Securities)

461147100
(CUSIP Number)

December 31, 2020
(Date of Event Which Requires Filing of This Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

[x] Rule 13d-1(b)

[ ] Rule 13d-1(c)

[ ] Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 461147100   **13G**

1	NAME OF REPORTING PERSON B. Riley Asset Management, LLC		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0	
	6	SHARED VOTING POWER 0	
	7	SOLE DISPOSITIVE POWER 0	
	8	SHARED DISPOSITIVE POWER 0	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%		
12	TYPE OF REPORTING PERSON IA		

1	NAME OF REPORTING PERSON Wes Cummins		
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) [ ] (b) [ ]		
3	SEC USE ONLY		
4	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware		
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:	5	SOLE VOTING POWER 0	
	6	SHARED VOTING POWER 0	
	7	SOLE DISPOSITIVE POWER 0	
	8	SHARED DISPOSITIVE POWER 0	
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0		
10	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]		
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 0%		
12	TYPE OF REPORTING PERSON IN		

Item 1(a).   **NAME OF ISSUER**

inTEST Corporation (the "Issuer")

Item 1(b).   **ADDRESS OF ISSUER'S PRINCIPAL EXECUTIVE OFFICES**

804 East Gate Drive, Suite 200, Mt. Laurel, New Jersey 08054

Item 2(a).   **NAME OF PERSON FILING**

This statement is filed by: (i) B. Riley Asset Management LLC previously known as 272 Capital LP, a Delaware limited partnership ("B. Riley Asset Management"), with respect to the shares of Common Stock directly held by 272 Capital Master Fund Ltd. to which it acts as investment manager and (ii) Wes Cummins ("Mr. Cummins", and together with B. Riley Asset Management the "Reporting Persons"), who is a controlling person of B. Riley Asset Management.

The filing of this statement should not be construed as an admission that any Reporting Person is, for purposes of Section 13 of the Act, the beneficial owner of the securities reported herein.

Item 2(b).   **ADDRESS OF PRINCIPAL BUSINESS OFFICE OR, IF NONE, RESIDENCE**

The address of the business office of each of the Reporting Persons is

3811 Turtle Creek Blvd, Suite 2125, Dallas, TX 75219.

Item 2(c).   **CITIZENSHIP**

B. Riley Asset Management, LLC is a Delaware limited partnership.
Mr. Cummins is a United States citizen.

Item 2(d).   **TITLE OF CLASS OF SECURITIES**

Common Stock, par value $0.01 per share (the "Common Stock")

Item 2(e).   **CUSIP NUMBER**

461147100

Item 3.   **IF THIS STATEMENT IS FILED PURSUANT TO Rules 13d-1(b), OR 13d-2(b) OR (c), CHECK WHETHER THE PERSON FILING IS A:**

(a) [ ]   Broker or dealer registered under Section 15 of the Act;

(b) [ ]   Bank as defined in Section 3(a)(6) of the Act;

(c) [ ]   Insurance company as defined in Section 3(a)(19) of the Act;

(d) [ ]   Investment company registered under Section 8 of the Investment Company Act of 1940;

(e) [x]   An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f) [ ]   An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii) (F);

(g) [x]   A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h) [ ]   A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;

(i) [ ]   A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;

(j) [ ]   A non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J);

(k) [ ]   Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: _____

Item 4.   **OWNERSHIP**

The percentages set forth herein are calculated based upon 10,529,123 shares of Common Stock outstanding as of October 31, 2020 as reported in the Company's Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2020, filed by the Issuer with the Securities and Exchange Commission on November 12, 2020.

The information required by Items 4(a) - (c) is set forth in Rows 5 - 11 of the cover page and is incorporated herein by reference.

Item 5.   **OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS**

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.   **OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON**

Not applicable.

Item 7.   **IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON**

Not applicable.

Item 8.   **IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP**

Not applicable.

Item 9.   **NOTICE OF DISSOLUTION OF GROUP**

Not applicable.

Item 10.   **CERTIFICATION**

Each Reporting Person hereby makes the following certification:

By signing below the Reporting Person certifies that, to the best of his or its knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

DATE: February 15, 2023

B. Riley Asset Management, LLC

By: 272 Capital GP LLC, its general partner

/s/ Wes Cummins
Name: Wes Cummins
Title: Managing Member

/s/ Wes Cummins
WES CUMMINS

EXHIBIT 1

JOINT FILING AGREEMENT
PURSUANT TO RULE 13d-1(k)

The undersigned acknowledge and agree that the foregoing statement on Schedule 13G is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning him or it contained herein and therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.

DATE: January 20, 2021

B. Riley Asset Management, LLC

By: 272 Capital GP LLC, its general partner

/s/ Wes Cummins
Name: Wes Cummins
Title: Managing Member

/s/ Wes Cummins
WES CUMMINS